

January 27, 2012

Via E-mail
Ihar Yaravenka
President, Treasurer and Secretary
Allied Technologies Group, Inc.
28A Horbow-Kolonia
Zalesie, Poland 21-512

> **Re: Allied Technologies Group, Inc.**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed January 17, 2012**
> **File No. 333-178472**

Dear Mr.Yaravenka:

We have reviewed your registration statement and have the following comments.

Agreement, page 29

1.   We note your response to comment 14 in our letter dated January 10, 2012.
       Please tell us what, if any, impact the revocation of Star Guide's business entity
       status has on its agreement with the company. If material, please revise your
       disclosure accordingly.

Exhibit 23.1

2.   Please include as an exhibit an updated consent from Silberstein Ungar, PLLC, as
       the consent needs to be dated within 30 days of effectiveness.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence
O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding
comments on the financial statements and related matters. Please contact Era Anagnosti,
Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729
with any other questions.

                                        Sincerely,

                                        /s/ Craig E. Slivka, for

                                        Pamela A. Long
                                        Assistant Director

cc: <u>Via E-mail</u>
        W. Scott Lawler, Esq.